

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

Via E-mail
Cristhian Prado
Vice Director of the General Directorate of Public Credit
Ministry of Finance and Public Credit
Republic of Colombia
c/o Consulate of Colombia
10 East 46th Street
New York, New York 10017

Re: Republic of Colombia
Registration Statement under Schedule B
Filed February 11, 2015
File No. 333-202025

Form 18-K for Fiscal Year Ended December 31, 2013, as amended
Filed September 23, 2014, as amended December 19, 2014 and January 28, 2015
File No. 033-73840

Dear Mr. Prado:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1.   To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

General Terms, page 3

2.   We note that the prospectus supplement will not provide the name and address of the trustee. Please advise as to when you will disclose this information.

Meetings and Amendments, page 6

3.   Please clarify that the modification provisions with respect to the reserve matters constitute a collective action clause. Please caption the related section as "Collective Action Clause," and explain in plain language the effect of the collective action clause.

Where You Can Find More Information, page 15

4.   Please provide Colombia's SEC file number for the December 31, 2013 annual report.

5.   Please refer to the contact information that you provide for Colombia on page 16. Please revise to include a toll-free number or advise.

Form 18-K filed September 23, 2014

Exhibit D

General

6.   Please include a map of Colombia and a map that illustrates Colombia's location with respect to neighboring countries.

Summary, page D-1

7.   We note your disclosure in footnote 1 to the Summary that the figures presented for 2012 and 2013 are preliminary. Please revise to update or advise.

Economy, page D-15

8.   Here or under another appropriate caption, please revise to discuss whether the decrease in the price of oil is having a material effect on the economy.

Principal Sectors of the Economy, page D-17

9.   For comparability purposes, please revise to include the percentage of total real GDP by sector for the year 2013 in your Real GDP by Sector chart on page D-18 or advise.

Manufacturing, page D-20

10.   We note your disclosure regarding the largest decreases within the manufacturing sector in 2013. Please expand your discussion of changes within the manufacturing industry to address the material underlying causes of these changes to the extent appropriate.

Mining and Petroleum, page D-22

11.   Please revise to include a discussion of the methods used in petroleum and natural gas extraction.

Services, page D-28

12.   We note your disclosure regarding the number of telephone lines and mobile telephone lines. Please revise this section to include disclosure regarding internet services in Colombia.

Role of the State in the Economy; Privatization, page D-31

13.   We note you disclose the most important state-owned non-financial companies in 2012. Please revise to update.

14.   Please revise to include a discussion of the reasons for material increases or decreases in net profits/losses as compared to the prior year for the most important state-owned non-financial companies.

Environment, page D-36

15.   Please revise to clarify if the Ministry of Environment and Sustainable Development is a new Ministry or if it is a successor to the Ministry of Environment, Housing and Regional Development.

Employment and Labor, page D-36

16.   Please revise to include disclosure on the employment rate with respect to age and gender.

17.   Here or in your Principal Sectors of the Economy discussion, please provide employment data for each sector of the economy.

Poverty, page D-41

18.   Please include additional information on the numerical value of the poverty line.

19.   We note your disclosure that Colombia does not have a welfare system. In light of this, please disclose material government programs that address poverty.

20.   We note your disclosure that more resources are allocated to the health system pursuant to the Health Reform Law. Under an appropriately captioned heading, please revise to provide additional disclosure regarding the healthcare system.

Foreign Trade and Balance of Payments, page D-43

Geographic Distribution of Trade, page D-51

21.   We note your tables showing the destination and origin of Colombia's exports and imports. Please revise your disclosure to explain the material reasons for increases or decreases in merchandise exports and imports to major trading partners.

Closing Comment

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please direct any questions about these comments to me at (202) 551-3758.

                                        Sincerely,

                                        /s/ Sandra B. Hunter

                                        Sandra B. Hunter
                                        Staff Attorney

cc: Neil M. Goodman
        Arnold & Porter LLP
        Via E-mail